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LOGO

                                                                  April 21, 1998

To Our Stockholders:

     I am pleased to inform you that Simulation Sciences Inc. ("SimSci"), Siebe plc ("Siebe"), S Acquisition Corp. ("Offeror"), an indirect wholly owned subsidiary of Siebe, and S Sub Corp., a wholly owned subsidiary of Offeror ("Merger Sub"), have entered into an Agreement and Plan of Merger dated April 15, 1998 (the "Merger Agreement") pursuant to which Offeror has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of SimSci common stock (the "Shares") for $10.00 per share. Under the Merger Agreement, the Offer, if consummated, will be followed by a merger of Merger Sub into SimSci (the "Merger") in which any remaining Shares (other than Shares as to which appraisal rights have been properly exercised and perfected, Shares held in treasury by SimSci or Shares owned by Offeror or its affiliates) will be converted into the right to receive $10.00 per Share in cash, without interest.

     Your Board of Directors has unanimously determined that the Offer and the Merger are fair to and in the best interests of SimSci stockholders and recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer. You are encouraged to consult with your financial or tax advisor regarding the impact thereof on you prior to tendering your Shares in the Offer or voting to approve the Merger.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission, including, among other things, the opinion of Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, the financial advisor retained by the Board of Directors, to the effect that the $10.00 in cash to be received by the holders of Shares in the Offer and Merger is fair to such holders from a financial point of view.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated April 21, 1998, of Offeror, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully.

                                          Sincerely,

                                          LOGO
                                          Charles R. Harris
                                          Chairman of the Board, President
                                          And Chief Executive Officer

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                                                              SIMULATION SCIENCES INC.
                                                              601 VALENCIA AVE.
                                                              SUITE 100
                                                              BREA, CA 92823, USA
                                                              PHONE: (714) 579-0412
                                                              FAX: (714) 579-0236
BREA - HOUSTON - PHILADELPHIA - MANCHESTER - MANNHEIM - TOKYO - CARACAS - SINGAPORE - CAIRO HTTP://WWW.SIMSCI.COM

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